

May 17, 2021

Joshua Spear
Chief Executive Officer
Iron Spark I Inc.
125 N Cache St.
2nd Floor
Jackson, Wyoming 83001

Re: Iron Spark I Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 6, 2021
File No. 333-253775

Dear Mr. Spear:

We have reviewed your amended registration statement and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 amendment #2 filed May 6, 2021

Use of Proceeds, page 51

1. It appears that you include the gross proceeds from the private placement shares offered in the private placement in your calculation of '% of public offering size in your table'. Please provide us with your analysis supporting the 104% or revise.

You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7976 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Giovanni Caruso